AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the years ended March 31, 2025 and 2024
(in Canadian Dollars)

Management’s Discussion & Analysis

2 | AURORA CANNABIS INC.	Q4 2025 MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2025

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s audited consolidated financial statements as at and for the year ended March 31, 2025 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of June 17, 2025 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

On February 20, 2024, the Company completed a one-to-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 545,457,970 to 54,545,797. Shares reserved under the Company’s equity, warrants, and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.” The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, AB T6X 0J9. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and floral plants.

The Company’s primary market opportunities are:

•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes. Of these two, the Company is currently only active in Canadian consumer market. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining interest of 90.43% in Indica Industries Pty Ltd. (“MedReleaf Australia”) an Australian domiciled company, for a purchase price of $44.3 million (AUS$51.0 million).

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global cannabis and medical cannabis markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value. We believe our key strength to delivering on our strategy is through our highly experienced leadership team and dedicated workforce.

Medical Leadership

Our established leadership in the Canadian and international medical markets positions us well for new regulated medical market openings, as well as the potential U.S. federal legalization of medical cannabis. At the core of Aurora’s near-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and an unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a

3 | AURORA CANNABIS INC.	Q4 2025 MD&A

direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in the international medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will allow us to succeed as new medical and recreational markets open.

Global and U.S. Expansion

We believe that the global expansion of medical and recreational cannabis markets will continue. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora is active in many key European medical cannabis markets, including Germany, Poland, UK, France, Switzerland, Czech Republic and Malta. The Company holds a leading position in the flower segment in each market it is commercially active in and is overall one of the leading medical cannabis companies in Europe. In Germany, Aurora is one of three active in-country producers of medical cannabis, carrying a production and R&D license under the German cannabis law. With this, the Company is in a strong position to serve all medical markets in Europe and for any upcoming pilot projects for recreational cannabis.

With the acquisition of the remaining 90% equity interest of MedReleaf Australia, the Company now sells directly into Australia. MedReleaf Australia is a leading distributor of medical cannabis products in Australia and has expanded sales into New Zealand.

We remain optimistic that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once such federal regulatory framework is establish. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including with respect to genetics and breeding, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

Science leadership: Genetics and Breeding

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories. Our industry-leading genetics and breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, continues to bring variety into our product pipeline and has delivered 26 new proprietary cultivars, grown at scale in our own internal network, to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking.

Alongside our breeding initiatives, our cultivation efforts have set new benchmarks for consistency and quality, meeting the high demands of patients and consumers while driving increased yields, and improving profitability. These improvements have allowed us to supply a growing volume of product to more patients globally. We continue to expand our reach by introducing our latest high potency THC cultivars—such as Cosmic Cream, Pink Diesel, Chemango Kush, and Black Jelly—into additional markets worldwide at increasing potency. Furthermore, our comprehensive breeding pipeline consistently delivers new, commercially viable options, further elevating the standards of global cannabis. Our genetics are also starting to create impacts outside of Aurora’s own production network. A number of other Canadian licensed producers are growing and licensing our genetics, and we expect to see continued growth in these partnerships and commercial relationships.

In February 2025, Aurora published its discovery of a novel and proprietary trait for cannabis. This discovery, referred to as PM2, confers genetic resistance to powdery mildew, a very prevalent fungal disease in cannabis that has significant impact on potency, yield, overall flower quality and requires a significant amount of labour to manage. With this discovery, which has a patent pending, Aurora’s breeding program is now developing powdery mildew resistant cultivars, which we plan to begin testing at scale in production facilities in the Summer 2025. This potentially game-changing technology is just the latest challenge to be tackled by our globally-based cannabis science research team and is anticipated to have major impacts on the future cultivation of cannabis at Aurora and with our partners.

Consumer

Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is working to build a sustainable and profitable Canadian consumer business. Advances in Aurora cultivar breeding yielding unique proprietary genetics coupled with operational advancements in cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvements in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are a 30% or better improvement from our legacy cultivars. We believe this economic advantage will put us in a better position to compete and make a profit in some of the most attractive and highest growth categories in the Canadian consumer market. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the 12 months following launch.

1Adjusted gross profit before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

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Combined, Aurora’s ability to deliver products that deliver exceptional customer value in our targeted market segments, while at the same time achieving favorable contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Plant Propagation

With the acquisition of Bevo Agtech Inc. (“Bevo”) in August 2022, Aurora moved into the adjacent segment of plant propagation. Building on Bevo’s established record of profitable and positive cash flow, Aurora is accelerating the growth of the plant propagation business segment through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.

Financial Leadership in a Rapidly Maturing Industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right-sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $185.3 million of cash and cash equivalents, inclusive of restricted cash, as at March 31, 2025. In addition, the Company has access to a cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”) which, together with a corresponding registration statement filed with the United States Securities and Exchange Commission(the “SEC”), qualifies the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any financing, under the 2025 Shelf Prospectus.

Cash provided by operating activities from continuing operations during the three months ended March 31, 2025 was $4.0 million compared to cash provided by of $29.6 million during the three months ended December 31, 2024 and cash used of $20.4 million during the three months ended March 31, 2024. The Company continues to focus its operating cash used to deliver sustainable positive free cash flow2. During the three months ended March 31, 2025, free cash inflow was $2.5 million, which includes a working capital recovery of $6.9 million.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The consolidated statements of income (loss) and comprehensive income (loss) and consolidated statements of cash flows for the previously reported Growery, Nordic, Reliva and ICC Labs Inc. (“ICC”), all formerly part of the Cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statements of cash flows have been updated to present Growery, Nordic, Reliva and ICC as discontinued operations, and has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A.

The financial results from discontinued operations included in the consolidated statements of income (loss) and comprehensive income (loss) for the three and twelve months ended March 31, 2025 was nil and a loss of $14.2 million, respectively, compared to a loss of $0.5 million and $12.2 million for the year ended March 31, 2024, respectively.

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(3)	March 31, 2024(2)	March 31, 2025	March 31, 2024(2)
Net revenue (1a)	90,538	88,198	67,411	343,293	269,637
Gross profit before fair value adjustments (1b)	43,017	43,322	23,921	154,053	77,687
Gross profit	27,563	74,937	46,326	187,607	131,729
Operating expenses	51,592	42,383	48,585	182,659	176,830
Income (loss) from operations	(24,029)	32,554	(2,259)	4,948	(45,101)
Other income (expenses)	10,490	(4,821)	(18,719)	15,434	(12,536)
Net income (loss) from continuing operations	(17,232)	28,110	(20,267)	15,763	(57,083)
Net income (loss) from discontinued operations, net of taxes	49	115	(501)	(14,172)	(12,243)
Net income (loss)	(17,183)	28,225	(20,768)	1,591	(69,326)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
(2) Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(3) In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the
2 Free cash flow is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.

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condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	March 31, 2025	December 31, 2024(4)	$ Change	% Change	March 31, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	90,538	88,198	2,340	3%	67,411	23,127	34%
Medical cannabis net revenue (1a)	67,776	68,149	(373)	(1%)	45,648	22,128	48%
Consumer cannabis net revenue (1a)	8,166	9,912	(1,746)	(18%)	10,233	(2,067)	(20%)
Plant propagation revenue	13,770	8,897	4,873	55%	10,416	3,354	32%
Adjusted gross margin before FV adjustments on total net revenue (1b)	62%	61%	N/A	1%	50%	N/A	12%
Adjusted gross margin before FV adjustments on cannabis net revenue (1b)	65%	63%	N/A	2%	54%	N/A	11%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	70%	69%	N/A	1%	66%	N/A	4%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	27%	26%	N/A	1%	16%	N/A	11%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	37%	40%	N/A	(3%)	25%	N/A	12%
Adjusted SG&A expense(1d)	36,687	31,263	5,424	17%	31,351	5,336	17%
Adjusted EBITDA (1c)	16,678	19,393	(2,715)	(14%)	2,319	14,359	619%
Free cash flow (1e)	2,495	27,364	(24,869)	(91%)	(21,866)	24,361	111%

Balance Sheet
Working capital (1f)	367,465	338,741	28,724	8%	301,985	65,480	22%
Cannabis inventory and biological assets (2)	193,980	212,075	(18,095)	(9%)	148,112	45,868	31%
Total assets	852,666	862,297	(9,631)	(1%)	838,673	13,993	2%

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.
f.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
(2)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(4) In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

Key Developments During and Subsequent to the Three Months Ended March 31, 2025

Operating Activities

On February 6, 2025, the Company entered into a cannabis supply agreement with SNDL Inc. The agreement is for an initial three year term with an option to extend and has an expected value of $27.0 million over the initial term. The agreement contains quarterly minimum order quantities to provide a steady supply of quality cannabis to support the Company's expected growth into international markets.

Subsequent to March 31, 2025, the Company received the requisite regulatory approval for the share sale of a wholly-owned subsidiary of ICC Labs Inc, which is recorded as a discontinued operation. The share sale is expected to close in Q2 2025.

Financing Activities

On January 14, 2025, the Company’s 50.1% owned subsidiary, Bevo Agtech Inc. (“Bevo”), refinanced its credit facilities with its lender. As a result, the maturity date of Term Facility 1, Term Facility 2 and the revolver has been amended to October 20, 2028. The total amount drawn under Term Facility 1 and Term Facility 2 at the time of amendment was $43.0 million and were combined to form the new Term Facility 1. The Term Facility 2 remains and has $6.0 million available to be drawn. The total borrowings available under the revolver remains at $18.0 million. Interest is based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% - 3.00%. The total quarterly repayment consists of principal of $0.5 million, adjusted for any new drawings under Term Facility 2, plus accrued interest. The lender has made available additional hedging and MasterCard facilities with a maximum credit limit of $0.3 million. The credit facilities are secured against all of Bevo’s propagation facilities and are subject to customary financial and non-financial covenants.

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On February 14, 2025, the Company filed the 2025 Shelf Prospectus for potential new issuances of up to U.S.$250.0 million of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2025 Shelf Prospectus remains effective.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the year ended March 31, 2025 and the comparative periods.

($ thousands)	Three months ended			Years ended
	March 31, 2025	December 31, 2024(2)	March 31, 2024(2)	March 31, 2025	March 31, 2024(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	26,751	27,295	26,449	107,432	103,068
International medical cannabis net revenue	41,025	40,854	19,199	137,010	72,449
Total medical cannabis net revenue	67,776	68,149	45,648	244,442	175,517

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	8,166	9,912	10,233	40,033	46,958

Wholesale bulk cannabis net revenue(1)
Wholesale bulk cannabis net revenue(1)	826	1,240	1,114	4,436	2,403

Total cannabis net revenue(1)	76,768	79,301	56,995	288,911	224,878
					—
Plant propagation revenue	13,770	8,897	10,416	54,382	44,759

Total net revenue(1)	90,538	88,198	67,411	343,293	269,637
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Medical Cannabis Net Revenue
During the three months ended March 31, 2025, total medical cannabis net revenue was $67.8 million compared to the three months ended December 31, 2024 of $68.1 million, and $45.6 million for the three months ended March 31, 2024, representing a decrease of $0.4 million and an increase of $22.1 million, respectively. Total medical cannabis net revenue remained relatively consistent compared to the three months ended December 31, 2024. The increase compared to the three months ended March 31, 2024, is due to increasing EU sales, combined with a full quarter of Australia sales being recognized in the current quarter compared to a partial quarter during the three months ended March 31, 2024.

Canadian medical cannabis net revenue remained relatively consistent during the three months ended March 31, 2025 compared to the three months ended December 31, 2024, and the three months ended March 31, 2024. The slight decrease over the three months ended December 31, 2024 is a result of a strategic decision to focus on increasing sales in the EU, with high profit margins. The slight increase over the three months ended March 31, 2024 is a result of the commercial collaboration with Cogent International Manufacturing Ltd (“Cogent”) announced in the first quarter of 2025. Similarly, this is reflected in the increase of $4.4 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.

International medical cannabis net revenue was $41.0 million during the three months ended March 31, 2025 compared to $40.9 million for the three months ended December 31, 2024 and $19.2 million for the three months ended March 31, 2024. The increase of $21.8 million compared to the three months ended March 31, 2024 is largely due to recognition of sell through revenue in Australia after the acquisition and de-schedulization in Germany. The Company continues to see increased sales in other European countries as well. Similarly, this is reflected in the increase of $64.6 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.

During the year ended March 31, 2025, total medical cannabis net revenue was $244.4 million, an increase of $68.9 million compared to $175.5 million during the year ended March 31, 2024, due to the increase in sales to Europe and Australia, noted above.

Consumer Cannabis Net Revenue

During the three months ended March 31, 2025, consumer cannabis net revenue decreased to $8.2 million compared to $9.9 million for the three months ended December 31, 2024 and $10.2 million for the three months ended March 31, 2024. The decrease over both periods is a result of the Company’s strategic shift to focus on portfolio optimization and allocation of cannabis flower to highest margin business segments. Similarly, this is reflected in the decrease of $7.0 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.

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Plant Propagation Revenue

During the three months ended March 31, 2025, the Company’s plant propagation revenue was $13.8 million compared to the three months ended December 31, 2024 of $8.9 million and $10.4 million for the three months ended March 31, 2024. The increase over the three months ended December 31, 2024 of $4.9 million relates to the seasonality of the vegetable and floral business.

The increase over the three months ended March 31, 2024 of $3.4 million, relates to organic growth arising from increased plant propagation and product offerings. Similarly, this is reflected in the increase of $9.6 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.
Cost of Sales and Gross Margin

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(2)(3)	March 31, 2024(2)	March 31, 2025	March 31, 2024(2)
Revenue from sale of goods	94,732	94,629	75,123	369,841	298,648
Revenue from provision of services	2,560	1,349	113	4,399	532
Excise taxes	(6,754)	(7,780)	(7,825)	(30,947)	(29,543)
Net revenue (1)	90,538	88,198	67,411	343,293	269,637
Cost of sales	(47,521)	(44,876)	(43,490)	(189,240)	(191,950)
Gross profit before FV adjustments (1)	43,017	43,322	23,921	154,053	77,687
Gross margin before FV adjustments (1)	48%	49%	35%	45%	29%
Changes in fair value of inventory sold	(34,703)	(38,029)	(21,584)	(141,807)	(80,546)
Unrealized gain on changes in fair value of biological assets	19,249	69,644	43,989	175,361	134,588
Gross profit	27,563	74,937	46,326	187,607	131,729
Gross margin	30%	85%	69%	55%	49%

(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(3)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.
Gross margin before fair value adjustments was 48% for the three months ended March 31, 2025 compared to 49% for the three months ended December 31, 2024 and 35% for the three months ended March 31, 2024. The slight reduction from the prior quarter is mainly driven by a mix of lower sales in the cannabis business relative to higher sales in plant propagation. The increase compared to the three months ended March 31, 2024 is largely driven by increased sales to Europe and Australia, combined with a reduction in lower margin sales into the consumer market.

Gross margin before fair value adjustments was 45% for the year ended March 31, 2025 compared to 29% for the year ended March 31, 2024. The improvement is a result of channel mix evolution to high-margin revenue channels, supply chain network efficiencies from supplying Europe from Canada and higher efficiencies in production operations compared to the relative to the comparative period.

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Adjusted Gross Margin – Q4 2025

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Three months ended March 31, 2025
Gross revenue	70,681	12,015	826	83,522	13,770	97,292
Excise taxes	(2,905)	(3,849)	—	(6,754)	—	(6,754)
Net revenue (1)	67,776	8,166	826	76,768	13,770	90,538
Non-recurring net revenue adjustments (3)	—	—	—	—	(2,878)	(2,878)
Adjusted net revenue	67,776	8,166	826	76,768	10,892	87,660
Cost of sales	(25,758)	(9,728)	(1,149)	(36,635)	(10,886)	(47,521)
Depreciation	2,176	645	76	2,897	1,039	3,936
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	3,545	3,136	370	7,051	3,024	10,075
Adjusted gross profit (loss) before FV adjustments (1)	47,739	2,219	123	50,081	4,069	54,150
Adjusted gross margin before FV adjustments (1)	70%	27%	15%	65%	37%	62%

Three months ended December 31, 2024(5)
Gross revenue	71,125	14,716	1,240	87,081	8,897	95,978
Excise taxes	(2,976)	(4,804)	—	(7,780)	—	(7,780)
Net revenue (1)	68,149	9,912	1,240	79,301	8,897	88,198
Non-recurring revenue adjustments (3)	—	—	—	—	(2,372)	(2,372)
Adjusted net revenue	68,149	9,912	1,240	79,301	6,525	85,826
Cost of sales	(26,138)	(10,466)	(1,353)	(37,957)	(6,919)	(44,876)
Depreciation	2,035	698	89	2,822	993	3,815
Inventory impairment, non-recurring, and market development costs included in cost of sales (2)(3)	2,713	2,434	315	5,462	2,024	7,486
Adjusted gross profit (loss) before FV adjustments (1)	46,759	2,578	291	49,628	2,623	52,251
Adjusted gross margin before FV adjustments (1)	69%	26%	23%	63%	40%	61%

Three months ended March 31, 2024 (4)
Gross revenue	48,466	15,240	1,114	64,820	10,416	75,236
Excise taxes	(2,818)	(5,007)	—	(7,825)	—	(7,825)
Net revenue(1)	45,648	10,233	1,114	56,995	10,416	67,411
Non-recurring net revenue adjustments (3)	—	—	—	—	(192)	(192)
Adjusted net revenue	45,648	10,233	1,114	56,995	10,224	67,219
Cost of sales	(20,795)	(11,682)	(2,686)	(35,163)	(8,327)	(43,490)
Depreciation	2,262	1,195	284	3,741	660	4,401
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	2,985	1,842	438	5,265	42	5,307
Adjusted gross profit before FV adjustments (1)	30,100	1,588	(850)	30,838	2,599	33,437
Adjusted gross margin before FV adjustments (1)	66%	16%	(76%)	54%	25%	50%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from facility shutdowns and inter-site transfers and business transformation costs in connection with the re-purposing of the Company’s Sky and Sun facilities.
(4)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(5)In connection with the audit of the annual consolidated financial statements as at and for the the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

9 | AURORA CANNABIS INC.	Q4 2025 MD&A

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada, Europe and Australia continued to perform well during the three months ended March 31, 2025 and delivered 88% (three months ended December 31, 2024 – 89%, three months ended March 31, 2024 – 90%) of adjusted gross profit before fair value adjustments relative to the total adjusted gross profit before fair value adjustments, including plant propagation. The medical cannabis business delivered 96% of the adjusted gross profit before fair value adjustments relative to total adjusted gross profit before fair value adjustments, excluding plant propagation for the three months ended March 31, 2025 (three months ended December 31, 2024 – 95%, three months ended March 31, 2024 – 98%).

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 70% for the three months ended March 31, 2025, compared to 69% in three months ended December 31, 2024, and 66% in three months ended March 31, 2024. The adjusted gross margin before fair value adjustments has improved from the comparative prior period’s due higher revenue in high margin markets, sustainable cost reductions and improved efficiency in production operations.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 27% for the three months ended March 31, 2025, compared to 26% in three months ended December 31, 2024 and 16% in three months ended March 31, 2024. Adjusted gross margin increased before fair value adjustments compared to the three months ended December 31, 2024, is due to brand mix, higher sales of high-margin brands. The increase in adjusted gross margin before fair value adjustments compared to the three months ended March 31, 2024 is primarily due cost improvements resulting from spend efficiencies.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 37% for the three months ended March 31, 2025 compared to 40% for the three months ended December 31, 2024 and 25% in three months ended March 31, 2024. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to product mix with higher margin sales in the third quarter.

10 | AURORA CANNABIS INC.	Q4 2025 MD&A

Adjusted Gross Margin – Q4 2025 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated twelve month period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Year ended March 31, 2025
Gross revenue	256,221	59,201	4,436	319,858	54,382	374,240
Excise taxes	(11,779)	(19,168)	—	(30,947)	—	(30,947)
Net revenue (1)	244,442	40,033	4,436	288,911	54,382	343,293
Non-recurring revenue adjustments (3)	—	—	—	—	(7,940)	(7,940)
Adjusted net revenue	244,442	40,033	4,436	288,911	46,442	335,353
Cost of sales	(91,844)	(40,993)	(11,248)	(144,085)	(45,155)	(189,240)
Depreciation	8,056	3,335	1,017	12,408	3,981	16,389
Inventory impairment, non-recurring, business transformation, and market development costs included in cost of sales (2)(3)(4)	7,039	6,340	1,104	14,483	6,610	21,093
Adjusted gross profit (loss) before FV adjustments (1)	167,693	8,715	(4,691)	171,717	11,878	183,595
Adjusted gross margin before FV adjustments (1)	69%	22%	(106%)	59%	26%	55%

Year ended March 31, 2024(5)
Gross revenue	186,372	65,646	2,403	254,421	44,759	299,180
Excise taxes	(10,855)	(18,688)	—	(29,543)	—	(29,543)
Net revenue (1)	175,517	46,958	2,403	224,878	44,759	269,637
Non-recurring revenue adjustments (3)	(598)	(249)	—	(847)	(1,582)	(2,429)
Adjusted net revenue	174,919	46,709	2,403	224,031	43,177	267,208
Cost of sales	(92,406)	(53,236)	(4,809)	(150,451)	(41,499)	(191,950)
Depreciation	10,429	5,619	508	16,556	3,478	20,034
Inventory impairment, and non-recurring in cost of sales(2)(3)(4)	17,510	12,714	973	31,197	5,028	36,225
Adjusted gross (loss) profit before FV adjustments (1)	110,452	11,806	(925)	121,333	10,184	131,517
Adjusted gross margin before FV adjustments (1)	63%	25%	(38%)	54%	24%	49%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers.
(4)Business transformation includes costs in connection with the re-purpose of the Company’s Sky and Sun facilities.
(5)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 69% for the year ended March 31, 2025 compared to 63% for the years ended March 31, 2024. Adjusted gross margin before fair value adjustments increased due to sales mix by increasing sales in more the profitable markets of Europe and Australia, and production spend efficiencies, including change in sourcing strategy by fulfilling the European market from Canada.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to 22% for the year ended March 31, 2025 compared to 25% for the years ended March 31, 2024. The decrease in adjusted gross margin before fair value adjustments is due to higher fixed overhead costs allocated to the consumer channel as a result of lower volumes manufactured for products sold through the channel.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation was 26% for the year ended March 31, 2025 compared to 24% for the years ended March 31, 2024. The fluctuations are due to product mix of vegetables and floral plants and ramp up of the orchid business.

11 | AURORA CANNABIS INC.	Q4 2025 MD&A

Operating Expenses

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(1)(2)	March 31, 2024(1)	March 31, 2025	March 31, 2024(1)
General and administration	28,552	23,687	25,418	97,257	91,325
Sales and marketing	15,459	13,077	14,530	56,281	51,910
Business transformation costs	624	819	2,970	3,435	5,326
Research and development	785	929	743	3,676	3,572
Depreciation and amortization	2,386	2,214	1,895	9,080	11,980
Share-based compensation	3,786	1,657	3,029	12,930	12,717
Total operating expenses	51,592	42,383	48,585	182,659	176,830
(1) Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(2) In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

General and administration (“G&A”)

During the three months ended March 31, 2025, G&A expense increased by $4.9 million compared to the three months ended December 31, 2025 and increased by $3.1 million compared to the three months ended March 31, 2024. The increase over the three months ended December 31, 2024 is a result of: i) higher employee compensation costs due to increased bonus and contract labour; ii) increased costs incurred at Bevo as it ramps up capacity for its orchid business; and iii) additional professional fees relating to public company costs incurred in the fourth quarter of the fiscal year. The increase over the three months ended March 31, 2024 relates to the incremental costs from the acquisition of MedReleaf Australia.

During the year ended March 31, 2025, G&A expense increased by $5.9 million compared to the year ended March 31, 2024. The increase is attributable to higher employee compensation costs, ramp up costs at Bevo and incremental costs following the acquisition of MedReleaf Australia.

Sales and marketing (“S&M”)

During the three months ended March 31, 2025, S&M expense increased by $2.4 million compared to the three months ended December 31, 2024 and increased by $0.9 million the three months ended March 31, 2024. The increase compared to the prior quarter is primarily due to higher one-time selling costs at MedReleaf Australia.

During the year ended March 31, 2025, S&M expense increased by $4.4 million compared to the year ended March 31, 2024. The increase is due to higher freight and logistics costs, notably from sales to Europe with an increase in sourcing from Canada, and incremental costs following the acquisition of MedReleaf Australia.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and its approach to R&D spend is targeted and gated. As such these costs will vary quarter over quarter and year over year.

Depreciation and amortization

During the three months ended March 31, 2025, depreciation and amortization remained relatively consistent compared to the three months ended December 31, 2025 and the three months ended March 31, 2024.

During the year ended March 31, 2025, depreciation and amortization decreased $2.9 million compared to the year ended March 31, 2024. The decrease primary related to relates to facility disposals and asset impairment charges previously recognized during the year ended March 31, 2024.

Share-based compensation

During the three months ended March 31, 2025, share-based compensation expense increased by $2.1 million compared to the three months ended December 31, 2024 and remained consisted with the three months ended March 31, 2024. The increase compared to prior quarter was partly due to a $1.3 million fair value adjustment to cash settled share-based compensation and a one time issuance of stock options that vested immediately with a fair value of $0.8 million.

During the year ended March 31, 2025, share-based compensation expense remained relatively consistent compared to the year ended March 31, 2024.

12 | AURORA CANNABIS INC.	Q4 2025 MD&A

Adjusted SG&A

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(3)	March 31, 2024(2)	March 31, 2025	March 31, 2024(2)
General and administration	28,552	23,687	25,418	97,257	91,325
Sales and marketing	15,459	13,077	14,530	56,281	51,910
Business transformation costs	(5,837)	(5,128)	(6,862)	(20,326)	(22,590)
Out-of-period adjustments	—	—	(642)	—	(1,236)
Non-recurring costs	(1,487)	(373)	(1,093)	(2,144)	(3,768)
Adjusted SG&A (1)	36,687	31,263	31,351	131,068	115,641
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(3)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

During the three months ended March 31, 2025 adjusted SG&A increased compared to the three months ended December 31, 2024 and the three months ended March 31, 2024. The increase over this time primarily relates to higher freight and logistics costs, notably from increasing sales to Europe and and incremental costs following the acquisition of MedReleaf Australia. Similarly, this is reflected in the increase of $15.4 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.

Other Income (Expenses)

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(2)	March 31, 2024(1)	March 31, 2025	March 31, 2024(1)
Interest and other income	2,590	2,601	2,891	11,505	12,820
Finance and other costs	(2,518)	(1,976)	(1,990)	(8,420)	(13,798)
Foreign exchange gain (loss)	4,371	3,111	4,512	11,441	(415)
Other gains (losses)	6,047	(7,990)	11,817	1,604	27,263
Restructuring charges	—	—	(281)	—	(1,508)
Impairment of property, plant and equipment	—	(567)	(2,812)	(696)	(4,042)
Impairment of intangible assets and goodwill	—	—	(32,856)	—	(32,856)
Other income (expenses)	10,490	(4,821)	(18,719)	15,434	(12,536)
(1)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(2)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

During the three months ended March 31, 2025, other income was $10.5 million compared to other expenses of $4.8 million for the three months ended December 31, 2024 and other expenses of $18.7 million for the three months ended March 31, 2024. The increase of $15.3 million compared to the three months ended December 31, 2024, is primarily a result of a fair value adjustment to contingent consideration of $9.8 million recorded as other losses during the comparative period. During the three months ended March 31, 2024, other gains includes a fair value adjustment for the acquisition of Thrive, in which the contingent consideration was zero based on not achieving the requisite performance milestones.

During the year ended March 31, 2025, other income was $15.4 million compared to other expenses of $12.5 million for the year ended March 31, 2024. The increase of $28.0 million primarily relates to a decrease in finance and other costs of $5.1 million related to the extinguishment of the convertible debentures during the year ended March 31, 2024 and foreign exchange gains of $11.4 million increased from a loss for the year ended March 31, 2024 arising from the U.S. dollar appreciation. Other gains and losses fluctuations are discussed above.

Net Income (Loss)

Net loss from continuing operations for the three months ended March 31, 2025 was $17.2 million compared to net income of $28.1 million for the three months ended December 31, 2024 and net loss of $20.3 million for the three months ended March 31, 2024.

13 | AURORA CANNABIS INC.	Q4 2025 MD&A

The increase in net loss from continuing operations of $45.3 million compared to the three months ended December 31, 2024 primarily relates to a decrease in gross profit of $47.4 million and a increase in operating expenses of $9.2 million. The decrease in gross profit includes a decrease in unrealized gain on changes in fair value of biological assets of $50.4 million and an increase in changes in fair value of inventory and biological assets sold of $3.3 million.

The decrease in net loss from continuing operations of $3.0 million compared to the three months ended March 31, 2024 is comprised of a decrease in gross profit of $18.8 million, an increase in operating expenses of $3.0 million, an increase in income tax expense of $4.4 million, partially offset with other income in the current period $10.5 million compared to other expenses of $18.7 million during the three months ended March 31, 2024. The decrease in gross profit includes a decrease in unrealized gain on changes in fair value of biological assets of $24.7 million and a decrease in changes in fair value of inventory and biological assets sold of $13.1 million.

Net income from continuing operations for the year ended March 31, 2025 was $15.8 million compared to a net loss of $57.1 million for the year ended March 31, 2024. The increase in net income of $72.8 million primarily relates to an increase in gross profit of $55.9 million, partially offset by an increase in operating expenses of $5.8 million and increase in income tax expense of $4.1 million. Additionally, the current period had other income of $15.4 million whereas the comparative period had other expenses of $12.5 million. The increase in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $40.8 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $61.3 million.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Years ended
	March 31, 2025	December 31, 2024(6)	March 31, 2024(5)	March 31, 2025	March 31, 2024(5)
Net income (loss) from continuing operations	(17,232)	28,110	(20,267)	15,763	(57,083)
Income tax expense (recovery)	3,693	(377)	(711)	4,619	(554)
Other income (expense)	(10,490)	4,821	18,719	(15,434)	12,536
Share-based compensation	3,786	1,657	3,029	12,930	12,717
Depreciation and amortization	6,322	6,030	6,296	25,470	32,066
Acquisition costs	624	819	2,970	3,435	5,326
Inventory and biological assets fair value and impairment adjustments	22,225	(28,311)	(16,940)	(17,905)	(25,540)
Business transformation related charges (1)	5,983	4,780	7,539	18,996	25,189
Out-of-period adjustments (2)	—	—	(185)	—	1,236
Non-recurring items (3)	1,767	1,864	1,869	1,835	7,859
Adjusted EBITDA (4)	16,678	19,393	2,319	49,709	13,752
(1)Business transformation related charges include costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(5)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(6)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

Adjusted EBITDA was $16.7 million for the three months ended March 31, 2025 compared to $19.4 million for the three months ended December 31, 2024 and $2.3 million for the three months ended March 31, 2024. The decrease compared to the three months ended December 31, 2024 is primarily due to an increase in Adjusted SG&A.

The improvement over the three months ended March 31, 2024 is from an increase in gross profit before fair value adjustments resulting from higher net revenue, partially offset by higher Adjusted SG&A resulting from higher freight and logistics costs, notably to supply Europe and Australia from Canada and incremental costs following the acquisition of MedReleaf Australia.
Adjusted EBITDA was $49.7 million for the year ended March 31, 2025 compared to Adjusted EBITDA of $13.8 million for the year ended March 31, 2024. The improvement is primarily due to an increase in gross profit before fair value adjustments, resulting from higher net revenue.

14 | AURORA CANNABIS INC.	Q4 2025 MD&A

Liquidity and Capital Resources

($ thousands)	March 31, 2025	March 31, 2024
Cash and cash equivalents(2)	137,921	136,095
Restricted cash(2)	47,407	43,126

Working capital (1)	367,465	301,985
Total assets	852,666	838,673
Total non-current liabilities	133,212	112,183

Capitalization
Loans and borrowings	61,707	57,259
Lease liabilities	42,876	47,532
Total debt	104,583	104,791
Total equity	608,591	601,870
Total capitalization	713,174	706,661
(1)Working Capital is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

During the year ended March 31, 2025, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. The Company’s ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. The primary short-term liquidity needs are to fund net operating losses and capital expenditures to maintain existing facilities, loans and borrowings repayments and lease payments. The medium-term liquidity needs primarily relate to lease payments and the long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2025, the Company has access to the following capital resources available to fund operations and obligations:

•$137.9 million cash and cash equivalents; and
•The 2025 Shelf Prospectus which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2025 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $43.6 million relating to its self-insurance policy, if necessary.

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

($ thousands)	Three months ended		Years ended
	March 31, 2025	March 31, 2024 (1)(2)	March 31, 2025	March 31, 2024 (1)(2)
Cash provided by (used in) operating activities	3,682	(21,125)	16,005	(68,508)
Cash provided by (used in) investing activities	(3,862)	(9,159)	(14,327)	(3,363)
Cash provided by (used in) financing activities	3,014	399	(116)	(47,923)
Effect of foreign exchange	2,462	1,187	264	297
Increase (decrease) in cash and cash equivalents	5,296	(28,698)	1,826	(119,497)
1.Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.
2.Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Cash provided by operating activities for the three months ended March 31, 2025 was $3.7 million compared to cash used in operating activities of $21.1 million for the three months ended March 31, 2024. During the three months ended March 31, 2025, there was a working capital recovery of $6.9 million compared to a working capital investment of $10.3 million for the three months ended March 31, 2024. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the three months ended March 31, 2025 was $2.9 million compared to cash used in operations of $10.1 million for the thr

15 | AURORA CANNABIS INC.	Q4 2025 MD&A

ee months ended March 31, 2024. The improvement of $7.1 million is a combination of increased net revenue and improved profit margin.

Cash used in investing activities for the three months ended March 31, 2025 was $3.9 million compared to $9.2 million for the three months ended March 31, 2024. The three months ended March 31, 2025 is comprised of cash used to purchase property, plant and equipment of $4.3 million compared to $5.4 million for the three months ended March 31, 2024. Additionally, the three months ended March 31, 2024 includes business acquisition costs of $2.5 million, slightly offset with proceeds from marketable securities of $1.2 million.

Cash provided by financing activities for the three months ended March 31, 2025 was $3.0 million compared to $0.4 million for the three months ended March 31, 2024. The increase of $2.6 million relates to cash used of $7.2 million for the repayment of convertible debentures in the comparative period compared to nil in the current period. This was slightly offset by proceeds from loans and borrowings of $10.0 million in the comparative prior period compared to $4.3 million in the current period.

Cash provided by operating activities for the year ended March 31, 2025 was $16.0 million compared to cash used in operating activities of $68.5 million for the year ended March 31, 2024. During the year ended March 31, 2025, there was a working capital recovery of $10.2 million compared to a working capital investment of $15.5 million for the year ended year ended March 31, 2024. Excluding changes in non-cash working capital and discontinued operations, cash provided by operating activities during the year ended March 31, 2025 was $8.0 million compared to cash used in operations of $47.6 million for the year ended year ended March 31, 2024. The improvement of $84.5 million is a combination of increased net revenue and improved profit margin.

Cash used in investing activities for the year ended March 31, 2025 was $14.3 million compared to $3.4 million for the year ended March 31, 2024. The year ended March 31, 2025 is comprised of proceeds from the sale of purchase property, plant and equipment of $2.0 million compared to $12.3 million during the year ended March 31, 2024. This was slightly offset with cash used to purchase property, plant and equipment of $18.9 million compared to $16.8 million in the year ended March 31, 2024.

Cash used in financing activities for the year ended March 31, 2025 was $0.1 million compared to $47.9 million for the year ended March 31, 2024. The increase of $47.8 million is primarily due to the repayment of convertible debentures of $91.6 million partially offset by proceeds of $38.4 million related to the issuance of Common Shares during the year ended March 31, 2024.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Years ended
($ thousands)	March 31, 2025	December 31, 2024(3)	March 31, 2024 (3)	March 31, 2025	March 31, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(2,928)	9,513	(10,074)	7,996	(47,625)
Changes in non-cash working capital	6,947	20,107	(10,335)	10,210	(15,541)
Net cash provided by (used in) operating activities from continuing operations	4,019	29,620	(20,409)	18,206	(63,166)
Less: maintenance capital expenditures(1)	(1,524)	(2,256)	(1,457)	(8,290)	(6,582)
Free cash flow(2)	2,495	27,364	(21,866)	9,916	(69,748)
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.

Free cash inflow was $2.5 million for the three months ended March 31, 2025 compared to a free cash inflow of $27.4 million for the three months ended December 31, 2024 and a free cash outflow of $21.9 million for the three months ended March 31, 2024. Compared to the three months ended December 31, 2024, the decrease of $24.9 million is partly due to a $6.9 million working capital recovery in the current quarter compared to a $20.1 million working capital recovery in the prior quarter. The increase over the three months ended March 31, 2024 is primarily due to higher revenue and improved profit margins and a working capital investment of $10.3 million in the prior year quarter.

Free cash inflow was $9.9 million for the year ended March 31, 2025 compared to an outflow of $69.7 million for the year ended March 31, 2024. The improvement of $79.7 million relates primarily to higher net revenue and improved profit margin and a working capital recovery of $10.2 million during the year ended March 31, 2025 compared to a working capital investment of $15.5 million during the year ended March 31, 2024.

16 | AURORA CANNABIS INC.	Q4 2025 MD&A

Contractual Obligations

As at March 31, 2025, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	73,605	73,605	—	—	—
Lease liabilities (1)	85,603	7,960	21,770	9,315	46,558
Loans and borrowings, principal repayment	62,169	21,513	40,656	—	—
Capital commitments (2)	4,215	4,215	—	—	—
Purchase commitments	26,450	9,950	9,000	7,500	—
Total contractual obligations	252,042	117,243	71,426	16,815	46,558
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described below, unless otherwise noted. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described below.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Final Court approval of the settlement was obtained on January 28, 2025 and the matter was settled with insurance proceeds during the three months ended March 31, 2025.

On June 15, 2020, a claim was filed in the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. We continue to await the judge’s decision. The Company disputes the allegations and intends to vigorously defend against the claims.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. On May 14, 2025 Justice Leiper approved a order certifying the proceeding as a class. The parties mutually agreed to certify a narrower claim and a consent certification. In consenting to this procedural step, Aurora did not admit liability, which will be vigorously defended against in the proceedings. The Company intends to continue to defend against the claim.

In respect of the aforementioned claims, the Company has recognized total legal provisions of $0.3 million (March 31, 2024 – $2.3 million) in provisions on the consolidated statements of financial position.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

17 | AURORA CANNABIS INC.	Q4 2025 MD&A

Related Party Transactions

The Company’s key management personnel consist of the Company’s executive management team and board of directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Years ended
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Short-term employment benefits (1)	1,571	1,773	8,820	10,440
Long-term employment benefits	12	10	45	40
Termination benefits	258	1,089	258	1,089
Directors’ fees (2)	99	68	383	322
Share-based compensation	2,197	2,360	8,467	10,155
Total management compensation(3)	4,137	5,300	17,973	22,046
(1)As at March 31, 2025, $2.8 million is payable or accrued for key management compensation (March 31, 2024 - $1.8 million).
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel under the Company’s share-based compensation plans (Note 15). Board of director equity settled DSUs are included in share-based compensation.
(3)As at March 31, 2025, there are 10 key management personnel (March 31, 2024 - 10).

The Company entered into an unsecured Pari Passu Creditor Agreement with Bevo, in which participating shareholders of Bevo provided the funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a fixed rate of 14.0% per annum. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to allow for a two month extension of the principal due August 1, 2025. The amendment also increases the fixed rate of interest to 17% during the extension period and requires accrued interest and an amendment fee totaling $0.5 million payable upon execution of the amendment. The Company advanced funds of $2.5 million, which is eliminated upon consolidation.
In connection with the acquisition of all of the issued and outstanding shares of CannaHealth, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the year ended March 31, 2025, the Company recognized amortization expense of $3.8 million (year ended March 31, 2024 – $3.8 million) in the consolidated statements of income (loss) and comprehensive income (loss). The transaction is in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.
Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company’s critical accounting estimates during the three and twelve months ended March 31, 2025. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended March 31, 2025.

Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current on non-current liabilities.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18, introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on

18 | AURORA CANNABIS INC.	Q4 2025 MD&A

principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The Company is currently assessing the effect of this new standard on its financial statements.

Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Other long term liability	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, loans and borrowings, lease liabilities.	Carrying value discounted at the effective interest rate approximates fair value
Summary of Financial Instruments
The carrying values of the financial instruments at March 31, 2025 are summarized in the following table:

($ thousands)	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	137,921	—	137,921
Restricted cash	47,407	—	47,407
Accounts receivable, excluding sales taxes and lease receivable	37,798	—	37,798
Marketable securities	—	554	554
Lease receivable	6,841	—	6,841
Financial Liabilities
Accounts payable and accrued liabilities	73,605	—	73,605
Lease liabilities	42,876	—	42,876
Other long term liabilities	498	—	498
Derivative liability	—	5,531	5,531
Term facilities	61,707	—	61,707

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

19 | AURORA CANNABIS INC.	Q4 2025 MD&A

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2025:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2025
Marketable securities	554	—	—	554
Other long term liability	498		47,597	48,095
Derivative liability	3,111	2,420	—	5,531

As at March 31, 2024
Marketable securities	4,036	—	—	4,036
Derivative assets	—	760	—	760
Other long term liability	591	—	45,519	46,110
Derivative liability	1,698	611	—	2,309

Other long term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2025, the present value of the amount payable on exercise of the put option was $47.6 million (March 31, 2024 - $45.5 million) which is recorded in other long term liability in the consolidated statements of financial position. The change during the year ended March 31, 2025 of $2.1 million (year ended March 31, 2024 - $2.1 million) is recorded in deficit in the consolidated statements of changes in equity.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $43.9 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2025, $26.2 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at March 31, 2025, one customer made up 10% or more of trade accounts receivable (March 31, 2024 – two customers). Customer are either billed prior to the delivery of goods or after, in which typical payment terms are 30-60 days.

As at March 31, 2025, the provision for estimated credit losses is $0.8 million (March 31, 2024 – $1.3 million). During the year ended March 31, 2025, the Company wrote off $0.1 million (year ended March 31, 2024 – $3.3 million) and recognized an expense for the year ended of $0.1 million (year ended March 31, 2024 – expense of $0.7 million) recorded in the consolidated statements of income (loss) and comprehensive income (loss).

($ thousands)	March 31, 2025	March 31, 2024
	$	$
0 – 60 days	30,094	33,239
61+ days	4,924	7,303
	35,018	40,542

20 | AURORA CANNABIS INC.	Q4 2025 MD&A

The Company’s contractual cash flows from lease receivables was as follows:

($ thousands)	March 31, 2025
$
Next 12 months	1,935
Over 1 year to 2 years	1,860
Over 2 years to 3 years	1,683
Over 3 years to 4 years	1,181
Over 4 years to 5 years	614
Thereafter	525
Total undiscounted lease payments receivable	7,798
Unearned finance income	(957)
Total lease receivable	6,841
Current	(1,585)
Long-term	5,256

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s income (loss) or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Australian dollars and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Australian dollars and Euros; U.S.$0.4 million (March 31, 2024 – U.S.$0.4 million) of warrant derivative liabilities are exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at March 31, 2025, the effect of a 10% increase or decrease in Euros, Australian dollars, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $15.7 million (March 31, 2024 – $1.9 million) to net income and $1.9 million (March 31, 2024 – $6.7 million) to consolidated statements of income (loss) and comprehensive income (loss) for the year ended March 31, 2024.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company is exposed to interest rate risk on the variable rate of interest on its term credit facilities which is based on CORRA plus an applicable margin based on credit risk. Otherwise, the Company’s other financial liabilities as at March 31, 2025, consisted of short term, non-interest bearing accounts and as a result are not impacted by changes in market interest rates.

The Company has determined as at March 31, 2025, the effect of a 1% increase or decrease in market interest rates on the Credit Facilities would result in an increase or decrease of approximately $0.4 million to net income in the consolidated statements of income (loss) and comprehensive income (loss) during the next 12 months.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities and marketable securities held in publicly traded entities are based on quoted market prices which the warrants or marketable securities can be exchanged for.

21 | AURORA CANNABIS INC.	Q4 2025 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at June 17, 2025:

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	56,246,404
Stock options	1,715,338
Warrants(1)	11,740
Restricted share units	722,545
Deferred share units	56,755
Performance share units	340,574
(1)Refer to Note 14 “Share Capital” in the Financial Statements for a detailed description of these securities.

22 | AURORA CANNABIS INC.	Q4 2025 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and operational results)	March 31, 2025	December 31, 2024(8)	September 30, 2024(8)	June 30, 2024(8)
Financial Results
Net revenue (2)	90,538	88,198	81,122	83,435
Adjusted gross margin before FV adjustments on total net revenue (3)	62%	61%	54%	42%
Income (loss) from continuing operations attributable to common shareholders (4)	(19,177)	28,436	2,359	4,822
Income (loss) from discontinued operations attributable to common shareholders	49	115	(14,640)	304
Income (loss) attributable to common shareholders	(19,128)	28,551	(12,281)	5,126
Basic income (loss) per share from continuing operations	(0.35)	0.52	0.04	0.09
Basic income (loss) per share	(0.35)	0.52	(0.22)	0.10
Diluted earnings (loss) per share, continuing operations (8)	(0.35)	0.51	0.04	0.09

Balance Sheet
Working capital	367,465	338,741	306,976	320,934
Cannabis inventory and biological assets (5)	193,980	212,075	177,999	173,197
Total assets	852,666	862,297	807,391	837,288

	March 31, 2024(1)	December 31, 2023(1)(7)	September 30, 2023(1)	June 30, 2023(1)
Financial Results
Net revenue (2)	67,411	64,375	63,119	74,732
Adjusted gross margin before FV adjustments on total net revenue (3)	50%	53%	51%	44%
Income (loss) from continuing operations attributable to common shareholders (4)	(20,624)	(15,994)	2,043	(18,764)
Loss from discontinued operations attributable to common shareholders	(501)	(1,042)	(2,566)	(8,134)
Loss attributable to common shareholders	(21,125)	(17,036)	(523)	(26,898)
Basic and diluted income (loss) per share from continuing operations	(0.40)	(0.34)	0.05	(0.53)
Basic loss per share	(0.41)	(0.36)	(0.01)	(0.76)
Diluted earnings (loss) per share, continuing operations	(0.40)	(0.34)	0.05	(0.53)

Balance Sheet
Working capital(6)	301,985	308,743	200,837	192,201
Cannabis inventory and biological assets (5)	148,112	112,645	114,781	100,846
Total assets	838,673	824,272	818,371	832,188

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Income (loss) from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)Working capital for the three months ended June 30, 2023 and September 30, 2023 has been adjusted.
(7)Information for the three months ended December 31, 2023 has been adjusted for certain out-of-period adjustments.
(8)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to discussion below for further detail.

23 | AURORA CANNABIS INC.	Q4 2025 MD&A

In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion has been reclassified to cash and cash equivalents. The Company concluded that these errors are not material to any of the Company’s previously-issued audited consolidated financial statements and unaudited condensed consolidated interim financial statements. Accordingly, the Company has concluded that an amendment of previously-filed consolidated financial statements and condensed consolidated interim financial statements is not required. The revisions will be reflected in the comparative period of the Company’s prospective condensed consolidated interim financial statements filings. There is no impact to the annual consolidated financial statements, however the comparative period has been revised accordingly.

The following is a summary of the impact to the Company’s previously filed audited consolidated financial statements and unaudited condensed consolidated interim financial statements:

March 31, 2024	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	113,439	22,656	136,095
Restricted cash	65,782	(22,656)	43,126
Total current assets	426,605	—	426,605

Consolidated statements of cash flows - year ended
Investing activities
Restricted cash	—	2,123	2,123
Net cash used in investing activities	(5,486)	2,123	(3,363)
Decrease in cash and cash equivalents	(121,620)	2,123	(119,497)
Increase in restricted cash	118	(118)	—
Cash and cash equivalents, beginning of period	234,942	20,650	255,592
Cash and cash equivalents, end of period	113,439	22,656	136,095

June 30, 2024 - Unaudited	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	115,487	22,723	138,210
Restricted cash	66,680	(22,723)	43,957
Inventory	165,754	(1,629)	164,125
Total current assets	439,366	(1,629)	437,737
Property, plant and equipment	283,729	(261)	283,468
Deferred tax assets	14,679	489	15,168
Total assets	838,689	(1,401)	837,288
Liabilities
Lease liabilities long term	44,906	257	45,163
Deficit	(6,366,257)	(1,658)	(6,367,915)
Total liabilities and equity	838,689	(1,401)	837,288

24 | AURORA CANNABIS INC.	Q4 2025 MD&A

Consolidated statements of income (loss) and comprehensive income (loss) - three months ended
Cost of sales	53,310	1,629	54,939
Gross profit	44,546	(1,629)	42,917
General and administration	22,524	229	22,753
Income (loss) from operations	877	(1,858)	(981)
Finance and other costs	(1,736)	(25)	(1,761)
Income before taxes	7,701	(1,883)	5,818
Deferred income tax recovery (expense)	(2,036)	489	(1,547)
Net income	5,148	(1,394)	3,754
Comprehensive income	2,908	(1,394)	1,514
Income per share - basic and diluted	0.13	(0.03)	0.10
Continuing operations	0.12	(0.03)	0.09
Discontinued operations	0.01	—	0.01

Consolidated statements of cash flows - three months ended
Investing activities
Restricted cash	—	(830)	(830)
Net cash used in investing activities	814	(830)	(16)
Increase in cash and cash equivalents	2,946	(830)	2,116
Decrease in restricted cash	(898)	898	—
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	115,487	22,723	138,210

25 | AURORA CANNABIS INC.	Q4 2025 MD&A

September 30, 2024 - Unaudited	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	84,921	22,648	107,569
Restricted cash	66,678	(22,648)	44,030
Inventory	170,986	(1,604)	169,382
Total current assets	417,675	(1,604)	416,071
Property, plant and equipment	276,482	(261)	276,221
Deferred tax assets	14,621	482	15,103
Total assets	808,774	(1,383)	807,391
Liabilities
Lease liabilities long term	38,397	515	38,912
Deficit	(6,381,444)	(1,898)	(6,383,342)
Total liabilities and equity	808,774	(1,383)	807,391

Consolidated statements of income (loss) and comprehensive income (loss) - six months ended
Cost of sales	95,239	1,604	96,843
Gross profit	86,711	(1,604)	85,107
General and administration	44,560	458	45,018
Loss from operations	(1,515)	(2,062)	(3,577)
Finance and other costs	(3,872)	(54)	(3,926)
Income before taxes	8,304	(2,116)	6,188
Deferred income tax recovery (expense)	—	482	482
Net loss	(7,817)	(1,634)	(9,451)
Comprehensive loss	(16,046)	(1,634)	(17,680)
Income (loss) per share - basic and diluted	(0.10)	(0.03)	(0.13)
Continuing operations	0.16	(0.03)	0.13
Discontinued operations	(0.26)	—	(0.26)

Consolidated statements of cash flows - six months ended
Investing activities
Restricted cash	—	(903)	(903)
Net cash used in investing activities	(2,824)	(903)	(3,727)
Financing activities
Decrease in restricted cash	(898)	898	—
Net cash used in financing activities	(3,242)	898	(2,344)
Decrease in cash and cash equivalents	(28,518)	(5)	(28,523)
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	84,921	22,648	107,569

26 | AURORA CANNABIS INC.	Q4 2025 MD&A

December 31, 2024 - Unaudited	Previously reported	Adjustments	Adjusted
Consolidated statement of financial position	$	$	$
Assets
Cash and cash equivalents	108,711	23,914	132,625
Restricted cash	71,467	(23,914)	47,553
Inventory	192,385	(5,663)	186,722
Total current assets	494,211	(5,663)	488,548
Property, plant and equipment	270,660	(261)	270,399
Deferred tax assets	—	1,700	1,700
Total assets	866,521	(4,224)	862,297
Liabilities
Lease liabilities long term	36,904	792	37,696
Deficit	(6,353,069)	(5,016)	(6,358,085)
Total liabilities and equity	866,521	(4,224)	862,297

Consolidated statements of income (loss) and comprehensive income (loss) - nine months ended
Cost of sales	136,057	5,662	141,719
Gross profit	165,706	(5,662)	160,044
General and administration	68,003	702	68,705
Income from operations	35,341	(6,364)	28,977
Finance and other costs	(5,814)	(88)	(5,902)
Income before taxes	40,373	(6,452)	33,921
Deferred income tax recovery (expense)	4	1,700	1,704
Net income	23,526	(4,752)	18,774
Comprehensive income	15,042	(4,752)	10,290
Income (loss) per share - basic	0.48	(0.09)	0.39
Continuing operations	0.74	(0.09)	0.65
Discontinued operations	(0.26)	—	(0.26)
Income (loss) per share - diluted	0.47	(0.09)	0.38
Continuing operations	0.73	(0.09)	0.64
Discontinued operations	(0.26)	—	(0.26)

Consolidated statements of cash flows - nine months ended
Investing activities
Restricted cash	—	(4,426)	(4,426)
Net cash used in investing activities	(6,036)	(4,426)	(10,462)
Financing activities
Decrease in restricted cash	(5,687)	5,687	—
Net cash used in financing activities	(8,686)	5,687	(2,999)
Decrease in cash and cash equivalents	(4,728)	1,261	(3,467)
Cash and cash equivalents, beginning of period	113,439	22,656	136,095
Cash and cash equivalents, end of period	108,711	23,914	132,625

27 | AURORA CANNABIS INC.	Q4 2025 MD&A

Risk Factors

Our business, operations and outlook are subject to certain risks described below.

There is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenue from the sale of cannabis in January 2016. Due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. It may make it difficult for investors to evaluate our prospects for success, based on our operating history. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.
We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required. As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

On December 5, 2023, Health Canada published new guidance on cannabis products with what it deems to be intoxicating cannabinoids other than THC. The guidance identifies the cannabinoids CBN and THCV as “intoxicating” and recommends that they be regulated in the same manner as THC, whose potency is capped in the edible and extract categories. While the guidance encourages licensed processors to follow recommended controls, it does not mandate any action and does not have the force of law without legislative change. The guidance does, however, create some uncertainty regarding the manner in which certain cannabinoids may be regulated in the future.

Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Pursuant to the statutory review requirements under the Cannabis Act, a final report of an independent expert panel appointed to lead this review was published in March 2024. The amendment, removal or addition of provisions in or to the Cannabis Act based on the recommendations resulting from this report could adversely affect our business. For example, recommendations related to imposing

28 | AURORA CANNABIS INC.	Q4 2025 MD&A

restrictions or prohibition of certain products with higher quantities or concentrations of THC or other intoxicating cannabinoids could limit and affect the types of products we can sell.

It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.
We compete for market share with a number of competitors and many of our competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase.

Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

The cannabis industry is undergoing substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of Licensed Producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and the U.S. that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market.
Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.
We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs.
In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations.

29 | AURORA CANNABIS INC.	Q4 2025 MD&A

Although our business has not been materially impacted by ongoing international military conflicts, the measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation.
Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination or renewal of, such contracts may adversely impact our business, financial condition and operations.

In addition, not all of the Company’s supply arrangements with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Our continued growth may require additional financing in the future, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

An economic downturn of global capital markets may make raising additional capital more difficult. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX and Nasdaq.

Any default under our existing debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares.

Covenants in respect of our existing debt may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares.

30 | AURORA CANNABIS INC.	Q4 2025 MD&A

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.
Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

31 | AURORA CANNABIS INC.	Q4 2025 MD&A

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.
Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business, including for third-party supply. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel. Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Dependence on senior management

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.

We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.

Future execution efforts may not be successful.

There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns,

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changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.
While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.

On April 1, 2024, cannabis was reclassified as a non-narcotic by the German government, allowing adults to possess small amounts of cannabis, and making Germany the largest European Union country to legalize possession for recreational use. While the Company is one of three existing domestic medical cannabis producers in Germany, there is no assurance that we will be successful in the German recreational market, if and when commercial cultivation, manufacturing, and retail sales are permitted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

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Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations.

We are and may become party to litigation, mediation, and/or arbitration from time to time.

We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the U.S. and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value.

Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in

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environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

Climate change may have an adverse effect on demand for our products or on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snowstorms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.
Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.
In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights. We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors. Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights.
Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.
Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

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Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals were notified, as were all required government privacy offices.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:
•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of such acquisitions.
Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:
•actual or anticipated fluctuations in our results of operations;
•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;
•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

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Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.

No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our Board may deem relevant.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of Nasdaq and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on Nasdaq and the TSX. If we fail to comply with listing standards and Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:
•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, Aurora is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of our Common Shares.

The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.

We are subject to the public company reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares.

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Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act, we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the financial year ended March 31, 2025. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that our financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. In the financial year ended March 31, 2025, as further described below under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting,” the Company’s management identified material weaknesses in the areas of management review control activities, segregation of duties and personnel at Bevo Agtech Inc. and segregation of duties and personnel at Indica Industries Pty Ltd., and, as a result, determined that neither the Company’s internal controls over financial reporting or disclosure controls and procedures were effective as of March 31, 2025. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the Business Corporations Act British Columbia) (the “BCBCA”). The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to U.S. domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:
•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions.

The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits

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and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Continued volatile global financial and geopolitical conditions may negatively impact the Company

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, civil unrest, changes to energy prices or sovereign defaults. Ongoing geopolitical challenges such as the Ukraine-Russia war, conflict in the Middle East, tensions between the United States and China, imposition of new tariffs by the U.S. government and potential significant changes to U.S. trade policies and treaties, and corresponding global trade responses have contributed to volatility in global financial conditions.
President Trump of the U.S has recently enacted and proposed to enact significant new tariffs on Canada, Mexico and other countries. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy resulting in ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. The economic impact of tariffs on the Canadian, American and global economy could result in increased volatility in commodity prices and negatively impact capital markets and the ability of the Company to raise funds. In addition to increased volatility in commodity prices, such tariffs could result in increased costs for the Bevo business. Any of these factors could depress economic activity, negatively impact the Company and have a material adverse effect on the business, results of operations, cash flows and financial condition of the Company.

A period of sustained inflation across the markets in which we operate could result in higher operating costs.

The worldwide economy has continued to experience significant inflation and inflationary pressures. Inflation may negatively impact our business, raise cost and reduce profitability. While we have and will continue to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.

Our business may be subject to disruptions as a result of health epidemics and other infectious diseases.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages and increased government regulation all of which may negatively impact the business, financial condition and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the financial condition of the Company's customers, resulting in reduced spending for the products we sell. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis could also lead to the complete or partial closure of one or more of our stores, facilities or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely impact our business, financial condition and results of operations.

The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.
Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.
Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-

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term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.

The Canadian excise duty framework affects profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

We may hedge or enter into forward sales, which involves inherent risks.

We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates).

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefiting from positive changes in price fluctuations.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures
As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the U.S. Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (“DC&P”) (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures were not effective as of March 31, 2025 at the reasonable assurance level due to the material weaknesses described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at March 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Ernst & Young LLP, an independent registered accounting firm, has issued an unqualified opinion on our consolidated financial statements as of and for the year ended March 31, 2025.

Changes to Internal Control over Financial Reporting

In fiscal 2025, management implemented a number of business process and control improvements to address known control deficiencies and continue to enhance the Company’s control environment, including:

•Continuing to improve controls over management’s review of company data, information, assumption and estimates
•Continuing to deploy a common Enterprise Resource Planning (“ERP”) system across the company, including deployment of the Company’s ERP in the EU business unit
•Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties
•The ongoing implementation of ICFR within the Bevo Agtech Inc. business unit
•Process and control improvement and integration within the Indica Industries Pty Ltd. business unit, which was acquired by the Company on February 7, 2024

Aside from these initiatives and the identified material weaknesses resulting from this work and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

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Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the U.S. Exchange Act, management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of March 31, 2025, against the COSO Framework. Based on this evaluation, management concluded that material weaknesses existed as of March 31, 2025, as described below, and due to these material weaknesses, ICFR is not effective as of March 31, 2025.

Management Review Control Activities: The Company did not consistently design, execute and document sufficiently precise management review controls over completeness and accuracy of data inputs and entry, the accuracy of mathematical formulas within spreadsheets, or the key assumptions, estimates and period cut-off activities. This deficiency impacts leases, long-term liabilities, biological assets and inventory, goodwill and impairment, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial statement close processes, including Statement of Cashflows.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across business processes including property, plant and equipment, treasury and cash management, payroll, production and inventory, revenue and receivables, purchasing and payables, manual journal entries, and financial reporting processes, including statements of cashflows.

Insufficient Segregation of Duties and Personnel at Indica Industries Pty Ltd.: Specific to the Indica Industries Ptd Ltd. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including property, plant and equipment, treasury and cash management, payroll, inventory, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial reporting processes.
Material and immaterial errors were identified as a result of these material weaknesses which were corrected prior to release of the annual financial statements. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse opinion on the effectiveness of Internal Control over Financial Reporting.

Remediation Plan

Management, with oversight from the Audit Committee has a formal Remediation Plan to address the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s ERP transformation and continued integration of both Bevo Agtech Inc. and Indica Industries Pty Ltd. are both critical steps to reducing our dependency on manual review controls.

Additionally, management is actively working to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.
We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

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•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s strategy and path to deliver profitability and to achieve positive free cash flow in calendar 2024;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•Magnitude and duration of potential new or increased tariffs may be imposed on goods imported from Canada into the United States, which could adversely impact revenues under the plant propagation segment;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;
•the availability of funds under the Company’s 2025 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the timing, magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit before fair value adjustments (“FV adjustments”) is calculated by subtracting cost of sales, before the effects of changes in FV of biological assets and inventory from net revenue. Gross margin before FV adjustments is calculated by dividing gross profit before FV adjustments by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

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•Adjusted gross profit before FV adjustments represents cash gross profit on net revenue and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing (ii) depreciation in cost of sales; (iii) cannabis inventory impairment; and (iv) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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